Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006-6801
www.hklaw.com

07025914

Grace H. Brown
202 457 5953
grace.brown@hklaw.com

RECEIVED AUG 0 9 2007 PROCESSING SECTION

PROCESSED
AUG 1 4 2007
THOMSON FINANCIAL

SUPPL

August 9, 2007

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 8/13

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-7036 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Grace H. Brown
Holland & Knight LLP

4723035_v1

SEC MAIL PROCESSING
RECEIVED
AUG 0 9 2007
WASH. D.C. 209
SECTION

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language document listed below is set out in EXHIBIT A hereto)

1. Report regarding the Forecast Revision for the fiscal year ending March 31, 2008

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Consolidated Financial Results For The Three Months That Ended June 30, 2007

2. Press Release

	Date	Title
1)	08/09/2007 (08/09/2007)	JT Announces its First-Quarter Consolidated Financial Results and Gallaher Integration Plan
2)	08/09/2007 (08/09/2007)	JT Reports International Tobacco Business Results for January-June 2007

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Report regarding the Forecast Revision for the fiscal year ending March 31, 2008

   Forecasts for net sales, operating income, ordinary income and net income for the fiscal year ending March 31, 2008 were revised upward as of August 9, 2007, compared with those released on April 27, 2007.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 2.

This document contains financial summary and financial statements translated from the original Japanese version, for convenience only.

August 9, 2007

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS THAT ENDED JUNE 30, 2007

Name of the Listed Company: **Japan Tobacco Inc.** (Stock Code: 2914)
Listed Stock Exchanges: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges
URL: http://www.jti.co.jp/
Representative: Hiroshi Kimura, President, Chief Executive Officer and Representative Director
Contact: Masakazu Shimizu, Chief Communications Officer
Telephone: (81)3-3582-3111

1. RESULTS FOR THE THREE MONTHS THAT ENDED JUNE 30, 2007 (April 1, 2007 to June 30, 2007)

1). FINANCIAL RESULTS

Amounts are rounded down to the nearest 1 million yen.

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
Three months that ended June 30, 2007	1,219,784	(5.4)	93,337	(8.6)	92,482	(10.6)	64,630	(15.2)
June 30, 2006	1,289,585	12.0	102,071	19.3	103,500	22.7	76,248	60.4
Year that ended March 31, 2007	4,769,387	-	331,991	-	312,044	-	210,772	-

	Net Income per Share	Diluted Net Income per Share
	yen	*yen*
Three months that ended June 30, 2007	6,746.38	-
June 30, 2006	7,959.02	-
Year that ended March 31, 2007	22,001.10	-

Note: The Statements of Income does not include business results in Gallaher, whose acquisition was completed on April 18, 2007, as the results of the international tobacco business from January to March 2007 are consolidated in this three months' results.

2). FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
	Millions of yen	*Millions of yen*	%	*yen*
Three months that ended June 30, 2007	4,213,542	2,156,652	49.6	218,248.56
June 30, 2006	3,190,190	1,876,065	57.0	189,743.72
Year that ended March 31, 2007	3,364,663	2,024,615	58.3	204,617.68

3). CASH FLOW RESULTS

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, End of the Periods
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*
Three months that ended June 30, 2007	11,566	(1,707,167)	727,349	246,589
June 30, 2006	105,184	15,941	(10,550)	1,030,609
Year that ended March 31, 2007	435,958	(149,692)	(32,634)	1,179,522

2. FORECAST FOR BUSINESS RESULTS FOR THE YEAR ENDING MARCH 31, 2008 (April 1, 2007 to March 31, 2008)

	Net Sales		Operating Income		Ordinary Income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%
Year ending March 31, 2008	6,410,000	34.4	419,000	26.2	382,000	22.4

	Net Income		Net Income per Share
	Millions of yen	%	*yen*
Year ending March 31, 2008	256,000	21.5	26,722.12

Note:

1. Forecast for business results for the year ending March 31, 2008, released on April 27, 2007, is revised as of August 9, 2007.
2. Revised forecast described above does not reflect the impact of amortization of trademarks and others, related to the acquisition of Gallaher. The forecast will be revised once the purchase-price-allocation is finalized.
3. Forecast is based on the assumption judged to be reasonable as of the data of issuing this statement and the actual results may substantially differ from the forecast above.
4. Forecast for the interim results is not issued.

3. MATTERS RELATING TO THE PREPARATION OF QUARTERLY FINANCIAL INFORMATION

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES (ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION): None

2). ADOPTION OF SIMPLIFIED ACCOUNTING PROCEDURES: Applicable

JT applies simplified accounting procedures on income taxes and other accounts, based on accounting procedures for semi-annual financial statements.

3). CHANGES IN ACCOUNTING POLICIES: None

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and as of June 30, 2007

	as of March 31, 2007	*as of June 30, 2007*	*Change*
			Millions of yen
(ASSETS)	JPY	JPY	JPY
CURRENT ASSETS:	**1,840,808**	**930,216**	**(910,591)**
Cash and deposits	555,653	167,089	(388,563)
Trade notes and accounts receivable	149,384	166,524	17,139
Marketable securities	578,066	35,933	(542,132)
Inventories	417,276	403,862	(13,414)
Other current assets	141,966	158,363	16,396
Allowance for doubtful accounts	(1,539)	(1,555)	(16)
FIXED ASSETS:	**1,523,855**	**3,283,325**	**1,759,470**
Property, plant and equipment:	**600,435**	**601,657**	**1,221**
Buildings and structures	229,019	227,042	(1,976)
Machinery, equipment and vehicles	152,900	151,486	(1,413)
Land	131,817	130,687	(1,130)
Other	86,698	92,440	5,742
Intangible Assets:	**542,880**	**530,007**	**(12,872)**
Goodwill	360,681	357,350	(3,331)
Trademarks	154,980	145,055	(9,925)
Other	27,218	27,601	383
Investments and other assets:	**380,538**	**2,151,660**	**1,771,121**
Investment securities and other assets	260,210	105,699	(154,511)
Investment in unconsolidated subsidiaries and associated companies	2,405	1,927,608	1,925,203
Other investment securities and other assets	119,520	119,867	347
Allowance for doubtful accounts	(1,230)	(1,192)	38
Allowance for loss on investments	(368)	(323)	44
TOTAL ASSETS	**3,364,663**	**4,213,542**	**848,879**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and as of June 30, 2007

	as of March 31, 2007	as of June 30, 2007	Change
			Millions of yen
(LIABILITIES)	JPY	JPY	JPY
CURRENT LIABILITIES:	**813,196**	**1,362,694**	**549,497**
Trade notes and accounts payable	129,764	130,561	796
Short-term bank loans	53,706	644,689	590,983
Current portion of long-term borrowings	10,549	10,481	(68)
National tobacco excise taxes payable	134,573	144,372	9,799
National tobacco special excise taxes payable	21,991	23,349	1,358
Local tobacco excise taxes payable	181,374	192,756	11,381
Other allowances	31,309	15,761	(15,548)
Other current liabilities	249,925	200,721	(49,203)
NON-CURRENT LIABILITIES:	**526,851**	**694,196**	**167,344**
Bonds	150,000	150,000	-
Long-term borrowings	5,012	177,836	172,823
Liabilities for retirement benefits	282,377	282,040	(336)
Liabilities for retirement benefits for directors and corporate auditors	1,017	602	(414)
Other non-current liabilities	88,443	83,716	(4,727)
TOTAL LIABILITIES	**1,340,047**	**2,056,890**	**716,842**
(NET ASSETS)			
SHAREHOLDERS' EQUITY:	**1,920,159**	**1,963,713**	**43,554**
Common stock	100,000	100,000	-
Capital surplus	736,400	736,400	-
Retained earnings	1,158,337	1,201,892	43,554
Treasury stock	(74,578)	(74,578)	-
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**127,124**	**87,030**
Net unrealized gains on investment securities	33,329	34,396	1,067
Net deferred gains on hedging instruments	14,580	688	(13,891)
Pension liability adjustment of foreign consolidated subsidiaries	(15,560)	(15,421)	138
Foreign currency translation adjustments	7,745	107,461	99,715
MINORITY INTERESTS	**64,362**	**65,813**	**1,451**
TOTAL NET ASSETS	**2,024,615**	**2,156,652**	**132,036**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**4,213,542**	**848,879**

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries

For the three months that ended June 30, 2006 and 2007 and for the year that ended March 31, 2007

Millions of yen

	For the three months that ended June 30,2006	For the three months that ended June 30,2007	Change	For the year that ended March 31,2007
	JPY	JPY	JPY	JPY
NET SALES	1,289,585	1,219,784	(69,801)	4,769,387
COST OF SALES	1,049,259	981,004	(68,254)	3,844,768
GROSS PROFIT	**240,326**	**238,779**	**(1,546)**	**924,619**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	138,255	145,441	7,186	592,628
OPERATING INCOME	**102,071**	**93,337**	**(8,733)**	**331,991**
NON-OPERATING INCOME:	**5,243**	**8,231**	**2,988**	**16,033**
Interest income	1,653	3,763	2,110	10,384
Dividend income	1,062	2,860	1,797	1,718
Foreign exchange gain, net	1,434	-	(1,434)	-
Other	1,092	1,608	515	3,930
NON-OPERATING EXPENSES:	**3,814**	**9,086**	**5,272**	**35,980**
Interest expense	1,362	2,583	1,220	6,939
Foreign exchange loss, net	-	3,187	3,187	14,464
Periodic mutual assistance association cost	678	583	(95)	2,713
Other	1,773	2,733	959	11,862
ORDINARY INCOME	**103,500**	**92,482**	**(11,017)**	**312,044**
EXTRAORDINARY GAINS:	**26,440**	**10,366**	**(16,073)**	**50,854**
Gain on sales of property, plant and equipment	26,248	9,999	(16,248)	47,506
Other	191	367	175	3,348
EXTRAORDINARY LOSSES:	**3,592**	**1,661**	**(1,931)**	**25,703**
Loss on sale of property, plant and equipment	559	528	(30)	3,151
Loss on disposal of property, plant and equipment	1,942	694	(1,247)	10,402
Loss on impairment of property, plant and equipment	748	-	(748)	2,712
Introduction costs for vending machines with adult identification functions	-	292	292	5,746
Other	342	145	(197)	3,690
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**126,347**	**101,187**	**(25,159)**	**337,195**
INCOME TAXES-CURRENT	**48,275**	**34,836**	**(13,439)**	**84,480**
INCOME TAXES-DEFERRED	-	-	-	**36,923**
MINORITY INTERESTS	**1,823**	**1,720**	**(103)**	**5,018**
NET INCOME	**76,248**	**64,630**	**(11,617)**	**210,772**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the three months that ended June 30, 2006 and 2007 and for the year that ended March 31, 2007

Millions of yen

	For the three months ended June 30,2006	For the three months ended June 30,2007	Change	For the year ended March 31,2007
	JPY	JPY	JPY	JPY
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	126,347	101,187	(25,159)	337,195
Depreciation and amortization	31,176	32,874	1,697	130,105
Impairment loss	748	-	(748)	2,712
Net gain on sale and disposal of property, plant and equipment	(24,051)	(8,983)	15,067	(39,284)
Amortization of goodwill	889	388	(500)	2,537
Decrease in liabilities for retirement benefits	(8,067)	(912)	7,154	(21,163)
Interest income and dividend income	(2,715)	(6,623)	(3,907)	(12,103)
Interest expense	1,362	2,583	1,220	6,939
Increase in trade notes and accounts receivable	(38,761)	(17,077)	21,683	(9,476)
(Increase) decrease in inventories	(9,005)	12,931	21,936	(6,171)
Increase (decrease) in trade notes and accounts payable	37,890	512	(37,377)	(12,877)
Decrease in other payable	(14,608)	(29,973)	(15,365)	(22,087)
Increase in tobacco excise taxes payable	85,490	22,747	(62,742)	160,020
Other-net	(55,062)	(47,635)	7,426	(28,781)
Sub-total	**131,632**	**62,018**	**(69,614)**	**487,566**
Interest and dividend received	2,747	6,679	3,931	12,071
Interest paid	(1,763)	(2,902)	(1,138)	(6,493)
Income taxes paid	(27,432)	(54,228)	(26,795)	(57,185)
Net cash provided by operating activities	**105,184**	**11,566**	**(93,617)**	**435,958**
INVESTING ACTIVITIES:				
Purchases of marketable securities	(15,525)	(275)	15,250	(330,715)
Proceeds from sale and redemption of marketable securities	29,791	3,696	(26,094)	386,189
Purchases of property, plant and equipment	(24,591)	(25,441)	(849)	(96,717)
Proceeds from sale of property, plant and equipment	28,717	12,186	(16,530)	57,093
Purchases of intangible assets	(3,523)	(2,101)	1,421	(7,927)
Purchases of investment securities	(5)	(3,203)	(3,198)	(158,385)
Purchase of shares of unconsolidated subsidiaries and underwriting of capital increase	-	(1,682,930)	(1,682,930)	-
Increase (decrease) in short-term loan receivable	(10)	(11,436)	(11,425)	262
Other-net	1,089	2,337	1,247	508
Net cash provided by (used in) investing activities	**15,941**	**(1,707,167)**	**(1,723,109)**	**(149,692)**
FINANCING ACTIVITIES:				
Net increase in short-term bank loans	7,200	583,135	575,934	18,571
Proceeds from long-term borrowings	-	165,799	165,799	-
Dividends paid	(17,244)	(21,076)	(3,832)	(34,488)
Dividends paid to minority shareholders	(293)	(322)	(29)	(1,474)
Other-net	(214)	(187)	27	(15,243)
Net cash provided by (used in) financing activities	**(10,550)**	**727,349**	**737,900**	**(32,634)**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(107)**	**35,318**	**35,426**	**5,749**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**110,467**	**(932,932)**	(1,043,400)	**259,380**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**920,141**	**1,179,522**	**259,380**	**920,141**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**1,030,609**	**246,589**	**(784,020)**	**1,179,522**

SEGMENT INFORMATION

INDUSTRY SEGMENT

(For the three months that ended June 30, 2006) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	985,276	217,566	11,799	70,283	4,660	1,289,585	-	1,289,585
(2) Intersegment sales	11,703	5,439	-	41	5,727	22,911	(22,911)	-
Total	996,979	223,005	11,799	70,325	10,387	1,312,497	(22,911)	1,289,585
Operating expenses	915,411	204,478	13,816	68,413	8,447	1,210,567	(23,052)	1,187,514
Operating income (loss)	81,567	18,527	(2,016)	1,911	1,940	101,930	140	102,071

(For the three months that ended June 30, 2007) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	856,781	272,536	11,229	73,930	5,306	1,219,784	-	1,219,784
(2) Intersegment sales	12,412	7,295	-	35	6,407	26,149	(26,149)	-
Total	869,193	279,831	11,229	73,965	11,713	1,245,933	(26,149)	1,219,784
Operating expenses	806,778	250,363	14,150	72,566	8,539	1,152,399	(25,953)	1,126,446
Operating income (loss)	62,415	29,467	(2,921)	1,398	3,173	93,534	(196)	93,337

(For the year that ended March 31, 2007) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	3,416,273	999,658	45,452	286,554	21,448	4,769,387	-	4,769,387
(2) Intersegment sales	45,005	26,354	-	109	25,876	97,346	(97,346)	-
Total	3,461,278	1,026,013	45,452	286,663	47,325	4,866,733	(97,346)	4,769,387
Operating expenses	3,215,891	944,928	56,659	279,958	37,993	4,535,430	(98,034)	4,437,396
Operating income (loss)	245,387	81,085	(11,206)	6,704	9,331	331,302	688	331,991

NOTE:

1. Operations by industry segment are categorized based on types of products, characteristics and markets.

2. Main products or services under each category are as follows:
   1) Domestic Tobacco — Tobacco products*
      *These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.
   2) International Tobacco — Tobacco products
   3) Pharmaceuticals — Prescription drugs
   4) Foods — Beverages and processed foods
   5) Others — Rent of real estate, leasing, engineering and others

3. The following table shows depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the three months that ended June 30, 2006 and 2007 and for the year that ended March 31, 2007.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
For the three months ended June 30, 2006	19,191	7,448	722	1,005	2,975	31,343	(167)	31,176
For the three months ended June 30, 2007	19,944	8,444	767	999	2,948	33,104	(230)	32,874
For the year ended March 31, 2007	79,964	31,583	3,009	3,893	12,254	130,705	(600)	130,105

Goodwill amortization *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Consolidated
For the three months ended June 30, 2006	272	-	-	617	-	889
For the three months ended June 30, 2007	272	-	-	116	-	388
For the year ended March 31, 2007	1,117	-	-	1,419	-	2,537

4.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts wholesale etc. of imported tobacco products.

The following table shows net sales of imported tobacco products via TS Network Co., Ltd. for the three months that ended June 30, 2006 and 2007 and for the year that ended March 31, 2007.

	Millions of yen
For the three months ended June 30, 2006	345,851
For the three months ended June 30, 2007	303,785
For the year ended March 31, 2007	1,216,248

5. With respect to international tobacco business, the results for the period from January 2007 to March 2007 are reported as the results for the three months that ended June 30, 2007. International consolidated subsidiaries, with the core operation by JT International S.A., set the settlement date of December 31 for the fiscal year.

Overview of Consolidated Financial Results for the FY ended June 30, 2007
(JT International & Gallaher Integration Plan)

August 9, 2007

JT

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

JT

Realignment of Global Tobacco Companies


1998
2006
Philip Morris
BAT
RJR Nabisco
JT
Rothmans
Reemtsma
Seita
Tabacalera
Gallaher
Imperial
0
200
400
600
800
1,000
(BNU)
Altria
BAT
(BAT+Rothmans)
JT
Gallaher
(JT+RJRInternational+Gallaher)
Imperial (Imperial+Reemtsma)
Gallaher (Gallaher+Austria Tabak+LD)
Altadis (Seita+Tabacalera)
0
2,000
4,000
6,000
8,000
10,000
(BNU)

Source: Companies' report, JT

1999	BAT acquired Rothmans. JT acquired RJR International. Seita merged with Tabacalera and founded Altadis.
2000	Gallaher acquired Liggett-Ducat.
2001	Gallaher acquired Austria Tabak.
2002	Imperial acquired Reemtsma.
2007	JT acquired Gallaher.

Major Tobacco Companies' Share


1998
Total Volume (1) : 5,372 BN
2006
Total Volume (1) : 5,585 BN
Philip Morris 17.6%
BAT 13.3%
RJR Nabisco 5.5%
JT(2) 5.2%
Rothmans 3.5%
Reemtsma 2.2%
Seita 1.1%
Tabacalera(3) 1.0%
Gallaher 0.8%
Imperial 0.7%
Altria 18.2%
BAT 12.3%
New JT Group 10.8%
JT(2) 7.5%
Gallaher 3.3%
Imperial(3) 3.3%
Altadis 2.1%

Source: Companies' Report, The Maxwell Report
(1): The Maxwell Report "Top World Cigarette Market Leaders 1998"
(2): FY 3/1999
(3): FY 9/1998

Source: Companies' Report, The Maxwell Report
(1): The Maxwell Report "Top World Cigarette Market Leaders 2005"
(2): FY 3/2007
(3): FY 9/2006

Maximizing Synergies

- **Integration Plan**
  - New Executive Committee members announced on closing day
  - Integration Steering Committee manages approx. 50 projects
  - Only 100 days for plan development (RJRI: approx. 8 months)
- **Synergies**
  - Annual cost saving synergies over USD 300 million by 2010
  - Additional top-line synergies of at least USD 100 million by 2010, with opportunities for greater synergies exceeding the level of cost-saving in the future

7

JT

New JTI's Roles & Focus

New JTI is, and will continue to be

Solidifying a role as the profit growth engine of the JT Group

Exploiting opportunities for top-line growth

Executing integration plan quickly

8

JT

Toward Sustainable Growth

- **EBITDA growth* of JTI**

*EBITDA: before royalty payment to JT, excluding Japan
**Forecasts for 2006(Ref.) and 2007: USGAAP/IFRS pro-forma basis
***2007Forecasts: like-for-like basis with hypothetical full year Gallaher contribution



(USD MM)
3,000
2,500
2,000
1,500
1,000
500
0
1,090
2,455
2,640
2006
2006
(Ref.)**
2007e***
(Forex for 2006: USD/GBP = 1.84)

Quickly integrate Gallaher and exceed 10% CAGR EBITDA growth

- **Full-term Forecasts for FY 3/2008 will reflect significant increase in both sales and profits.**

9

JT

Consolidated Financial Results for Q1 FY 3/2008

JT

Results for Q1 FY 3/2008

⌘ Summary of Performance

- Progress towards the achievement of the mid-term management plan "JT2008", despite sales and profit decline mainly due to last-minute demand in the previous year.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales incl. Taxes	1,289.5	1,219.7	-69.8 (-5.4%)
Sales excl. Taxes	544.5	526.2	-18.2 (-3.3%)
EBITDA	134.1	126.6	-7.5 (-5.6%)
Operating Income	102.0	93.3	-8.7 (-8.6%)
Recurring Profit	103.5	92.4	-11.0 (-10.6%)
Net Income	76.2	64.6	-11.6 (-15.2%)

JT

Results for Q1 FY 3/2008

⌘ Domestic Tobacco Business

Both sales and profits declined mainly due to last-minute demand in the previous year.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales excl. Taxes	338.7	285.5	-53.1 (-15.7%)
EBITDA	101.0	82.6	-18.3 (-18.2%)
Operating Income	81.5	62.4	-19.1 (-23.5%)

(Unit: billion cigarettes)

Sales Volume of JT Products	54.0	42.7	-11.3 (-21.0%)

⌘ Market Share of JT Products ※

※ New Basis =JT original products + JTI products for the Japan market (Camel, Winston, Salem, etc.)



(%)
67
66
65
64
63
65.5
64.5
64.9
JT Products
34
33
32
31
30
32.9
31.3
31.6
Mild Seven Family
Q1 Q2 Q3 Q4
FY 3/2006
Q1 Q2 Q3 Q4
FY 3/2007
Q1
FY 3/2008

JT

Results for Q1 FY 3/2008

✖ International Tobacco Business

EBITDA grew 41.0% as top-line growth accelerated.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales excl. Taxes	119.0	150.2	31.1 (+26.2%)
EBITDA	25.9	37.9	11.9 (+45.9%)
Operating Income	18.5	29.4	10.9 (+59.0%)

Exchange Rate (JPY/USD)	116.98	119.45	2.47

(Reference) Before royalty payment to JT (Unit: USD million)

EBITDA	249	351	102 (+41.0%)

Total sales volume of international tobacco business (Unit: BNU)



59
58
57
56
55
54
53
52
51
50
49
+10.8%
52.1
57.7
1Q FY3/2007
1Q FY3/2008

Note: Results of international tobacco business are for Jan.- Mar.2007.

JT

Results for Q1 FY 3/2008

✖ Pharmaceutical Business

Decrease in profits mainly due to non recurring income generated in previous year, coupled with a rise in R&D expenses.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales	11.7	11.2	-0.5 (-4.8%)
EBITDA	-1.2	-2.1	-0.8 -
Operating Income	-2.0	-2.9	-0.9 -

Clinical development (as of August 9,2007)

Code	Indication	Stage
JTT-705(oral)	Dyslipidemia	Japan:Phase1
JTT-130(oral)	Hyperlipidemia	Japan:Phase2 Overseas:Phase2
JTK-303(oral)	HIV	Japan:Phase1
JTT-302(oral)	Dyslipidemia	Overseas:Phase2
JTT-305(oral)	Osteoporosis	Japan:Phase2 Overseas:Phase1
JTT-552(oral)	Hyperuricemia	Japan:Phase1
JTT-553(oral)	Obesity	Overseas:Phase1
JTT-651(oral)	Type 2 diabetes mellitus	Japan:Phase1

Starting overseas clinical test of Obesity treatment, JTT-553

Starting clinical test of Diabetes mellitus treatment, JTT-651

JT

Results for Q1 FY 3/2008

- **Foods Business**

Despite sales growth through scale expansion within the beverage and processed foods businesses, profits decline due to increasing costs.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales	70.2	73.9	3.6 (+5.2%)
EBITDA	3.5	2.5	-1.0 (-28.9%)
Operating Income	1.9	1.3	-0.5 (-26.8%)



Roots "AROMA BLACK BOTTLE"



"Obento Daininki" Series "Mini Harumaki"

JT

Full-term Forecasts for FY 3/2008

JT

Full-term Forecasts for FY 3/2008

International Tobacco Business

(The financial contribution of Gallaher is approximately 8.5 months of the full year.) (Unit: JPY billion)

	FY 3/2007 Actual(A)	FY 3/2008 Initial Forecast(B)	FY 3/2008 Revised Forecast(C)	Change from Initial Forecast (C-B)	Change from FY 3/2007 Actual (C-A)
Sales Incl. Taxes	999.6	1,130.0	2,650.0	1,520.0 (+134.5%)	1,650.3 (+165.1%)
EBITDA	112.6	127.0	252.0	125.0 (+98.4%)	139.3 (+123.7%)
Operaitng Income	81.0	96.0	203.0	107.0 (+111.5%)	121.9 (+150.4%)

(Reference) Before royalty payment to JT (Unit: USD million)

EBITDA	1,090	1,250	2,250	1,000 (+80.0%)	1,160 (+106.4%)

[Major Assumptions]

Total Sales Volume (BNU)	240.1	258.0	380.0	122.0 (+47.3%)	139.9 (+58.3%)
GFB Sales Volume (BNU)	146.8	-	202.0	- -	55.2 (+37.6%)
Exchange Rate (JPY/USD)	116.38	115.00	120.00	5.00	3.62

Note1: Initial figures of international tobacco business are f JTI forecasts for Jan.-Dec. 2007, revised forecast includes approx. 8.5 months of the f-Gallaher business
Note2: This forecast does not reflect the impact of amortization of trademarks and others, related to the acquisition of Gallaher.
This forecast will be revise once the purchase-price-allocation is finalized.
Note3. GFB of FY 3/2007: Winston, Camel, Mild Seven
GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

JT

Goodwill and Trademarks accompanied by Gallaher Acquisition

Basics

- Goodwill
  - = Acquisition Price – (Tangible Asset + Intangible Asset – Debt)
  - (approx. GBP 7.5billion) (Assessing fair value)
  - Including Trademarks and others
  - Including Integration cost
- Amortization of Goodwill:
  Beginning from FY 3/2009, assuming for 20 years
  In addition, amortization of goodwill due to RJRI acquisition will resume from FY 3/2009.
- Amortization of Trademarks and others:
  Beginning from FY 3/2008, amortization period is under review
  Fair value of Gallaher-specific brands and others, together with amortization period, will be assessed by financial announcement for Q2 FY 3/2008.

Reflection on Consolidated B/S

Preliminary value of goodwill will be disclosed as part of the financial announcement for Q2 FY 3/2008.
(B/S of international tobacco business will be consolidated as of end June)

Consolidated dividend payout ratio

Payout ratio will be based on net income before goodwill amortization due to Gallaher and RJRI acquisition.

JT

Refinancing progress (As of July end, 2007)



Acquisition Price (Excluding Gallaher debt):
approx. GBP 7.5 billion (approx. JPY 1.72 trillion)
Bridge Loan
(Syndication)
GBP 1.9 billion
Fully repaid in June
Bridge Loan
(Mizuho Bank)
JPY 450 billion
Outstanding as of July 31:
JPY 150 billion
Cash
approx.
JPY 820 billion
Loan from
Banks & Cash
(Overseas)
GBP 1.9 billion
equivalent
Straight Bond
(Issued in July)
JPY 150 billion
Used to repay bridge
loan
Loan from
Japanese Financial
Institutions
JPY 150 billion (Projected)
Banks & insurance companies
Cash (In Japan)
JPY 150 billion
Used to repay bridge
loan in May/July

19

Full-term Forecasts for FY 3/2008

- **Consolidated Financial Forecast**

Both sales and profits are expected to increase dramatically as a result of revisions to international tobacco business forecast.

(Unit: JPY billion)

	FY 3/2007 Actual(A)	FY 3/2008 Initial Forecast(B)	FY 3/2008 Revised Forecast(C)	Change from Initial Forecast(C-B)	Change from FY 3/2007 Actual(C-A)
Sales incl. Taxes	4,769.3	4,890.0	6,410.0	1,520.0 (+31.1%)	1,640.6 (+34.4%)
EBITDA	464.6	449.0	574.0	125.0 (+27.8%)	109.3 (+23.5%)
Operating Income	331.9	312.0	419.0	107.0 (+34.3%)	87.0 (+26.2%)
Recurring Profit	312.0	282.0	382.0	100.0 (+35.5%)	69.9 (+22.4%)
Net Income	210.7	186.0	256.0	70.0 (+37.6%)	45.2 (+21.5%)

Note1: Initial figures of international tobacco business are f JTI forecasts for Jan.-Dec. 2007, revised forecast includes approx. 8 5 months of the f-Gallaher business.

Note2: This forecast does not reflect the impact of amortization of trademarks and others, related to the acquisition of Gallaher.
This forecast will be revised once the purchase-price-allocation is finalized.

20

JT International & Gallaher Integration Plan

JT

Leveraging opportunities for top-line growth


[Greater Scale]
Stronger position as the World's 3rd largest tobacco company
Top-line growth opportunities
Operating efficiencies
[Enhanced Capabilities]
Greater expertise in Virginia blend technology
Other tobacco product (OTP) technology
Enhanced retail presence
[Complementary Geographies]
A more balanced international business
A competitive, balanced portfolio across markets and price segments

22

JT

New JTI's Roles & Focus

New JTI is, and will continue to be

Solidifying a role as the profit growth engine of the JT Group

Exploiting opportunities for top-line growth

Executing integration plan quickly

<<Basic Strategy of New JTI>>

- Building and nurturing **outstanding brands**
- Enhancing **productivity**
- **Developing people** as a corner stone of our success
- **Behaving responsibly as a corporation**
- **Driving continuous improvement** in everything we do

23

JT

New Global Flagship Brand Portfolio

Opportunities for Top Line Growth

- **Engine** — Winston, CAMEL
- **Stronghold** — MILD SEVEN, SILK CUT, LD
- **Future Potential** — Glamour

Represents approximately 50% of total sales volume in 2006

24

JT

Broadening the Base for Growth



SOM in the 11 core markets of f-JTI (2006)
Taiwan
Russia
Malaysia
Ukraine
Spain
13.6
Canada
Italy
11.5
Turkey
11.2
France
Korea
(Iran)
N/A
0
5
10
15
20
25
30
35
40 (%)



SOM in the major markets of new JTI (2006)
Ireland
#1
Kazakhstan
#2
Austria
#1
Canary Islands
#1
UK
#2
Sweden
#1
Taiwan
37.5
#1
Russia
#1
Ukraine
#2
Romania
#2
Spain
Malaysia
18.2
#2
Italy
France
12.9
Greece
Canada
12.1
Turkey
11.2
Benelux
10.9
(Iran)
N/A #1
0
5
10
15
20
25
30
35
40
45
50
55 (%)
f-JTI
f-Gallaher

Source: AC Nielsen, JT

JT

Broadening the Base for Growth

- Number of markets exceeding USD 50 million EBITA



16 markets
6 markets
3 markets
2000
2006
2007e

JT

Synergies

- **Annual cost saving synergies over USD 300 million by 2010**
  - HQ integration
  - Procurement and manufacturing footprint optimization
  - Sales and distribution efficiency
- **Annual top-line synergies at least USD 100 million by 2010, with opportunities for greater synergies exceeding the level of cost-saving in the future**
  - A more competitive and balanced brand portfolio
  - Broadened geographic base
  - Increased scale in markets where presence duplicated

Forecast

- **2007 Forecast**

(billion cigarettes)

	2006	2007	Change	
Volume	240.1	380.0	139.9	58.3%
GFB Volume	146.8	202.0	55.2	37.6%

(USD million)

Net Sales before tax	8,590	22,100	13,510	157.3%
Net Sales after tax	4,729	9,000	4,271	90.3%
EBITDA*	1,090	2,250	1,160	106.4%

Note1: This forecast includes approx. 8.5 months of the f-Gallaher business.
Note2: This forecast will be revised as a result of purchace-price-allocation.
Note3: GFB in 2006: Winston, Camel, and Mild Seven
GFB in 2007: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, and Glamour

- **JTI will exceed 10% CAGR EBITDA* growth over the next three years (2008-2010)**

Reference:
2007 Forecast, like-for-like basis with hypothetical full year Gallaher contribution.
Total Volume : 425.0 billion cigarettes EBITDA* in 2007 : USD 2,640 million**

* EBITDA: EBITDA before royalty payment to JT ** USGAAP/IFRS pro-forma basis

[Reference Material]
Analysis of Consolidated Financial Results for Q1 FY 3/2008 and Full-term Forecast for FY 3/2008

JT

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

JT

Results for Q1 FY 3/2008

- **Domestic Tobacco Business – Net sales** excl. tobacco excise tax*
  *Excluding imported tobacco



Q1 FY 3/2007
215.7
Volume effect
-43.7
Unit price effect
+8.7
Others
+1.8
Q1 FY 3/2008
182.5
150
160
170
180
190
200
210
220
(JPY BN)

JT

Results for Q1 FY 3/2008

- **Domestic Tobacco Business – EBITDA**



Q1 FY 3/2007
101.0
Volume effect
-33.5
Unit price effect
+8.7
Cost increase
-1.5
Leaf tobacco reappraisal gain/loss
+3.8
Others
+4.2
Q1 FY 3/2008
82.6
0
20
40
60
80
100
120
(JPY BN)

JT

Results for Q1 FY 3/2008

* **International Tobacco Business – Net sales** excl. tobacco excise tax



Q1 FY3/2007
1,018
Volume effect
+72
Unit price and product mix effect
+120
Forex impact
Forex impact between US$ and each local currency
+48
Q1 FY3/2008
1,258
900
950
1,000
1,050
1,100
1,150
1,200
1,250
1,300
(US$ MM)

(Reference) Industry segment information basis

International Tobacco Business - Net sales excluding tobacco excise tax:

From JPY 119.0 bn to JPY 150.2 bn (up JPY 31.1 bn)

33

JT

Results for Q1 FY 3/2008

* **International Tobacco Business - EBITDA** (before royalty payment to JT)



Q1 FY3/2007
249
Volume effect
+23
Unit price and Product mix effect
+104
Forex impact
Forex impact between US$ and each local currency
+13
Others
-38
Q1 FY3/2008
351
200
250
300
350
400
(US$ MM)

(Reference) Industry segment information basis

International Tobacco Business – EBITDA: From JPY 25.9 bn to JPY 37.9 bn (up JPY 11.9 bn)

34

JT

Results for Q1 FY 3/2008

- **Pharmaceutical Business – Net sales**


Q1 FY3/2007
11.7
Torii Pharmaceutical Co.Ltd (non-consolidated)
+0.1
Royalty income, etc.
-0.6
Q1 FY3/2008
11.2
11.0
11.2
11.4
11.6
11.8
12.0
(JPY BN)

35

Results for Q1 FY 3/2008

- **Pharmaceutical Business – EBITDA**


Q1 FY 3/2007
-1.2
R&D expenses (non-consolidated)
-0.3
Operating income of Torii Pharmaceutical Co. Ltd (non-consolidated)
-0.0
Royalty income, etc.
-0.5
Q1 FY 3/2008
-2.1
-2.5
-2.0
-1.5
-1.0
-0.5
0.0
(JPY BN)

36

Results for Q1 FY 3/2008

■ Foods Business – Net Sales


Q1 FY 3/2007
70.2
Beverages(VM sales)
+1.6
Beverages(general sales)
-0.8
Frozen processed foods
+0.2
Bakery
+0.0
Chilled processed foods
+2.4
Seasonings
-0.2
Others
+0.2
Q1 FY 3/2008
73.9
68
69
70
71
72
73
74
(JPY BN)

37

Results for Q1 FY 3/2008

■ Foods Business – Operating income


Q1 FY 3/2007
1.9
Marginal profit of Beverage business
-0.1
Fixed cost of Beverage business
-0.8
Marginal profit of Processed foods business
-0.0
Fixed cost of Processed foods business
-0.0
Overhead costs
+0.5
Q1 FY 3/2008
1.3
0.0
0.5
1.0
1.5
2.0
(JPN BN)

38

Results for Q1 FY 3/2008

■ Recurring profit



1Q FY 3/2007
103.5
Operating income
-8.7
Non-operating income/loss
-2.2
1Q FY 3/2008
92.4
85
90
95
100
105
(JPY bn)

Positive factors:
-Increase of interest income (2.1bn)
-Increase of dividend income (1.7bn) etc.
Negative factors:
-Increase of interest payment (1.2bn)
-Decrease of profit on foreign exchange (1.4bn)
-Increase of loss on foreign exchange (3,1bn) etc.

■ Net income



1Q FY 3/2007
76.2
Recurring profit
-11.0
Extraordinary profit/loss, income tax, etc.
-0.6
1Q FY 3/2008
64.6
55
60
65
70
75
80
(JPY bn)

Positive factors:
-Decrease of loss on disposal of property, plant and equipment (1.2bn)
-Decrease of impairment loss (0.7bn)
-Decrease of income tax and others (13.4bn), etc.
Negative factors:
-Decrease of gain on sale of property, plant and equipment (16.2bn)
-Increase of introduction costs for vending machines with adult identification functions (0.2bn) etc.

JT

[This slide intentionally left blank]

JT

Summary of Consolidated B/S as of Jun. 30, 2007

■ ASSETS



(JPY bn)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,213.5
3,364.6
930.2
1,840.8
3,283.3
1,523.8
as of Mar. 31, 2007
as of Jun. 30, 2007
□ Current Assets
□ Fixed Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

- **Current Assets – down JPY 910.5 bn**
  - Cash and cash equivalents*: down JPY 937.6 bn
    *Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements
  - Operating receivables*: up JPY 17.1 bn
    *Operating receivables = Trade notes and accounts receivable
- **Fixed Assets – up JPY 1,759.4 bn**
  - Increased by capital expenditure: JPY 26.4 bn
  - Decreased by depreciation and amortization*: JPY 33.2 bn
    *Depreciation and amortization =depreciation of tangible fixed assets + amortization of intangible fixed assets, long-term prepaid expenses and goodwill
  - Investment securities (change of expense item): down JPY 154.5 bn
  - Investment in unconsolidated subsidiaries and associated companies (acquisition of Gallaher): up JPY 1,925.2 bn

JT

Summary of Consolidated B/S as of Jun. 30, 2007

■ LIABILITIES



(JPY bn)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,213.5
3,364.6
2,056.8
1,340.0
2,024.6
2,156.6
as of Mar. 31, 2007
as of Jun. 30,2007
□ Total Liabilities
□ Total Net Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

- **Total Liabilities – up JPY 716.8 bn**
  - Interest-bearing debt*: up JPY 763.7 bn
    * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
  - Tobacco excise taxes payable*: up JPY 22.5 bn
    * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable
- **Total Net Assets – up JPY 132.0 bn**
  - Retained earnings: up JPY 43.5 bn
  - Foreign currency translation adjustments: up JPY 99.7 bn

➤ **Ratio of equity capital: 58.3% → 49.6%**

JT

Forecast for FY 3/2008 compared to results of the previous fiscal year

■ Domestic Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,416.2
3,398.0
Imported tobacco*
JT Domestic
FY 3/2007
FY 3/2008 Forecast

[Positive factors]
- Increase in imported tobacco (JPY 12.7 bn)
- Increase in unit price of JT products by tax hike (Apr.-Jun.)

[Negative factors]
- Decrease in JT sales volume
[174.9 bn units → 168.0 bn units, down 6.9 bn units]

(Notes): On the consolidated basis, net sales of domestic tobacco business includes imported tobacco sales, which are handled by TS Network, a subsidiary of JT.
There is no revision of forecast for this term.

JT

Forecast for FY 3/2008 compared to results of the previous fiscal year

■ Domestic tobacco business - EBITDA / Operating income



(JPY bn)
350
300
250
200
150
100
50
326.4
245.3
300.0
213.0
FY 3/2007
FY 3/2008 Forecast
■ EBITDA □ Operating income

[Positive factors]
- Increase in unit price (approx. JPY 11.0 bn)

[Negative factors]
- Decrease in JT sales volume (6.9 bn cigarettes, approx. JPY 21.0 bn)
- Increase of costs and others (approx. JPY 11.0 bn)
- Leaf tobacco reappraisal gain / loss*: 5.4 bn
[gain of JPY 9.5 bn → gain of JPY 4.1 bn]

*The reappraisal method is ceased in FY 3/2007 and the reappraisal loss at the end of FY 3/2007 will be reversed by 3-year straight line from FY 3/2008. The lower-of-cost-or-market method will be applied from FY 3/2008.

(Note): There is no revision for forecast of FY 3/2008.

JT

Forecast for FY 3/2008 compared to results of the previous fiscal year

■ International Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
3,000
2,500
2,000
1,500
1,000
500
0
999.6
2,650.0
FY3/2007
FY3/2008 Forecast

[Positive factors]
-Consolidation of Gallaher
-Balanced top-line growth in mature and emerging markets

(Reference)
JPY/US$ foreign exchange rate:
From US$1=JPY 116.38 to US$1=JPY 120.00 (down JPY 3.62)

Note: This revised forecast includes approx. 8.5 months of the f-Gallaher business.

45

Forecast for FY 3/2008 compared to results of the previous fiscal year

■ International Tobacco Business - EBITDA before royalty payment to JT



(JPY bn)
300
250
200
150
100
50
0
126.8
270.0
FY3/2007
FY3/2008 Forecast

[Positive factors]
-Consolidation of Gallaher
-Balanced top-line growth in mature and emerging markets

(Reference) Industry segment information basis
EBITDA: From JPY 112.6 bn to JPY 252.0 bn (up JPY 139.3 bn)
Operating Income:
From JPY 81.0 bn to JPY 203.0 bn (up JPY 121.9 bn)

JPY/US$ foreign exchange rate:
From US$1=JPY 116.38 to US$1=JPY 120.00 (down JPY 3.62)

Note1: This revised forecast includes approx. 8.5 months of the f-Gallaher business.
Note2: This forecast does not reflect the impact of amortization of trademarks and others, related to the acquisition of Gallaher. This forecast will be revised, once the purchase-price-allocation is finalized

46

Forecast for FY 3/2008 compared to results of the previous fiscal year

■ Pharmaceutical Business – Net sales



(JPY bn)
60
50
40
30
20
10
45.4
44.0
FY 3/2007
FY 3/2008 Forecast

[Positive factors]
- Increase in net sales of Torii Pharmaceutical Co. Ltd. [JPY 39.5 bn → JPY 40.3 bn (up JPY 0.7 bn)]

[Negative factors]
- FY 3/2007: One-time revenue from licensing-out of a new compound to GlaxoSmithKline Inc. and a new drug antibody candidate to MedImmune Inc.
- Decrease in Viracept royalty

(Note): There is no revision for forecast of FY 3/2008.

47

Forecast for FY 3/2008 compared to results of the previous fiscal year

■ Pharmaceutical Business - EBITDA / Operating income



(JPY bn)
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
-12.0
-14.0
-16.0
-8.1
-11.2
-11.5
-15.0
FY 3/2007
FY 3/2008 Forecast
EBITDA
Operating income

[Positive factors]
- Increase in operating income of Torii Pharmaceutical Co. Ltd.
[JPY 5.3 bn → JPY 5.6 bn (up JPY 0.2 bn)]

[Negative factors]
- FY 3/2007: One-time revenue from licensing-out of a new compound to GlaxoSmithKline Inc. and a new drug antibody candidate to MedImmune Inc.
- Decrease in Viracept royalty
- Increase in R&D expenses

(Note): There is no revision for forecast of FY 3/2008.

48

Forecast for FY 3/2008 compared to results of the previous fiscal year

■ Foods Business – Net sales


(JPY bn)
350
300
250
200
150
100
50
0
286.5
298.0
FY 3/2007
FY 3/2008 Forecast

[Positive factors]

-Steady expansion of vending machine sales channels centering on Beverage business

-Developing and launching new products by thoroughly pursuing differentiation in frozen processed foods business

-Expansion in bakery business

(Note): There is no revision for forecast of FY 3/2008.

JT

Forecast for FY 3/2008 compared to results of the previous fiscal year

■ Foods Business - EBITDA / Operating income


(JPY bn)
14
12
10
8
6
4
2
0
12.0
6.7
12.5
8.0
FY 3/2007
FY 3/2008 Forecast
■ EBITDA □ Operating income

[Positive factors]

-Increase in marginal profits by top-line growth

-Decrease in amortization of goodwill

(Note): There is no revision for forecast of FY 3/2008.

JT

Forecast for FY 3/2008 compared to results of the previous fiscal year

■ Recurring Profit



FY 3/2007
312.0
Operating income
+87.0
Non-operating income
-17.1
FY 3/2008 Forecast
382.0
220
270
320
370
420
(JPY bn)

Positive factors:
-Decrease of currency hedging costs and the formation costs of bridge-loans related to the acquisition of Gallaher, etc.
Negative factors:
-Increase in interest payment and decrease of interest income related to the acquisition of Gallaher
-Increase in interest payment related to the existing debt of Gallaher , etc.

■ Net income



FY 3/2007
210.7
Recurring profit
+69.9
Extraordinary profit/loss, income tax, etc.
-24.6
FY 3/2008 Forecast
256.0
180
200
220
240
260
280
300
(JPY bn)

Positive factors:
-Decrease of income tax, etc.
Negative factors:
-Decrease of net profit on sale of property, plant and equipment
-Increase of introduction costs for vending machines with adult identification functions
-Accrual of business integration costs, etc.

Note1;Initial figures of international tobacco business are f-JTI forecasts for Jan.-Dec. 2007, revised forecast includes approx. 8.5 months of the f-Gallaher business.

Note2:This forecast does not reflect the impact of amortization of trademarks and others, related to the acquisition of Gallaher. This forecast will be revised, once the purchase price allocation is finalized.

1. Breakdown of net sales (unit: JPY billion)

	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
Net sales including excise tax	1,289.5	1,219.7	-69.8
Domestic tobacco	985.2	856.7	-128.4
Excluding imported tobacco	639.4	552.9	-86.4
International tobacco *	217.5	272.5	54.9
Net sales excluding excise tax(Excluding imported tobacco	421.6	423.3	1.7
Domestic tobacco	215.7	182.5	-33.2
International tobacco *	119.0	150.2	31.1
Pharmaceutical	11.7	11.2	-0.5
Foods	70.2	73.9	3.6
Beverages	47.5	48.3	0.8
Processed foods	22.7	25.5	2.8
Others	4.8	5.3	0.6

* International tobacco business: 3 months ended Mar. 2007

2. Leaf tobacco reappraisal profit / loss * (unit: JPY billion)

	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
Leaf tobacco reappraisal profit / loss	2.8	-1.0	-3.8

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
SG&A	138.2	145.4	7.1
Personnel *	37.8	41.4	3.6
Advertising and general publicity	4.7	4.3	-0.4
Sales promotion	26.7	30.3	3.5
R&D	10.0	10.2	0.1
Depreciation and amortization	14.2	14.1	-0.1
Others	44.6	44.9	0.3

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment *1 (unit: JPY billion)

	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
Consolidated EBITDA	134.1	126.6	-7.5
Operating income	102.0	93.3	-8.7
Depreciation and amortization *2	32.0	33.2	1.1
Domestic tobacco EBITDA	101.0	82.6	-18.3
Operating income	81.5	62.4	-19.1
Depreciation and amortization *2	19.4	20.2	0.7
International tobacco EBITDA *3	25.9	37.9	11.9
Operating income	18.5	29.4	10.9
Depreciation and amortization *2	7.4	8.4	0.9
Pharmaceutical EBITDA	-1.2	-2.1	-0.8
Operating income	-2.0	-2.9	-0.9
Depreciation and amortization *2	0.7	0.7	0.0
Foods EBITDA	3.5	2.5	-1.0
Operating income	1.9	1.3	-0.5
Depreciation and amortization *2	1.6	1.1	-0.5
Others EBITDA	4.9	6.1	1.2
Operating income	1.9	3.1	1.2
Depreciation and amortization *2	2.9	2.9	0.0

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	249	351	102

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco business: 3 months ended Mar. 2007

5. Amortization relating to major acquisitions (unit: JPY billion)

	3 months ended Jun. 2006	3 months ended Jun. 2007	Years to amortize	Termination
JT International	8.6	8.1	-	-
Trademark rights (owned by JT)	7.3	7.3	10	Apr-09
Patents (owned by JT)	1.0	0.4	8	Apr-07
Goodwill*	0.2	0.2	20	Mar-25

* Effective from the fiscal year ended Mar. 2002, amortization of goodwill of JT International ceased due to the adoption of a new accounting pronouncement by JT International. Since then, the goodwill is subject to being tested for impairment annually. From the fiscal year ended Mar. 2006, amortization of a part of this goodwill allocated to the domestic tobacco business started over 20 years.

6.Capital expenditure (unit: JPY billion)

	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
Capital expenditures	20.5	26.4	5.9
Domestic tobacco	10.2	15.5	5.2
International tobacco *	5.7	6.8	1.0
Pharmaceutical	0.7	0.3	-0.3
Foods	1.4	1.2	-0.1
Others	2.4	2.9	0.4

* International tobacco business: 3 months ended Mar. 2007

7. Cash and cash equivalents * (unit: JPY billion)

	As of end of Mar. 2007	As of end of Jun. 2007	Change
Cash and cash equivalents	1,185.6	248.0	-937.6

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt * (unit: JPY billion)

	As of end of Mar. 2007	As of end of Jun. 2007	Change
Interest-bearing debt	219.2	983.0	763.7

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
JT sales volume* (billion cigarettes)	54.0	42.7	-11.3
Total demand (billion cigarettes)	82.6	65.8	-16.7
JT market share	65.5%	64.9%	- 0.6%pt
JT net sales before tax per 1,000 cigarettes (JPY)	11,663	12,698	1,035
JT net sales after tax per 1,000 cigarettes (JPY)	3,852	4,056	204

* Sales volume of domestic duty-free and China division is excluded, which was 0.8 billion for 3 months ended Jun. 2006 and 0.8 billion for 3 months ended Jun. 2007, respectively.

<International tobacco business>	3 months ended Mar. 2006	3 months ended Mar. 2007	Change
Total sales volume (billion cigarettes)	52.1	57.7	5.6
JPY/USD rate for consolidation (JPY)	116.98	119.45	2.47

<Pharmaceutical business>	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
R&D expenses (parent company) (JPY billion)	5.2	5.5	0.3

<Foods business - Beverage business>	As of end of Mar. 2007	As of end of Jun. 2007	Change
Number of beverage vending machines *	250,500	253,000	2,500
JT-owned	38,000	37,000	-1,000
Combined	66,000	68,000	2,000

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

1. Consolidated financial outlook for fiscal year ending March 31, 2008 compared to the forecast as of April 2007

(JPY billion)

	Previous forecast	Revised forecast	Change
Net sales including excise tax	4,890.0	6,410.0	1,520.0
Excluding imported tobacco	3,661.0	5,181.0	1,520.0
EBITDA	449.0	574.0	125.0
Operating income	312.0	419.0	107.0
Recurring profit	282.0	382.0	100.0
Net income	186.0	256.0	70.0
Return on Equity	9.3%	12.2%	2.9%pt

(JPY billion)

	Previous forecast	Revised forecast	Change
Capital expenditures	126.0	146.0	20.0
Domestic tobacco	64.0	64.0	0.0
International tobacco	35.0	55.0	20.0
Pharmaceutical	3.0	3.0	0.0
Foods	6.5	6.5	0.0
Other businesses	17.0	17.0	0.0

Consolidated financial outlook by business segment (JPY billion)

	Previous forecast	Revised forecast	Change
Net sales including excise tax	4,890.0	6,410.0	1,520.0
Domestic tobacco	3,398.0	3,398.0	0.0
Excluding imported tobacco	2,169.0	2,169.0	0.0
International tobacco	1,130.0	2,650.0	1,520.0
Pharmaceutical	44.0	44.0	0.0
Foods	298.0	298.0	0.0
EBITDA	449.0	574.0	125.0
Domestic tobacco	300.0	300.0	0.0
International tobacco	127.0	252.0	125.0
Pharmaceutical	-11.5	-11.5	0.0
Foods	12.5	12.5	0.0
Operating income	312.0	419.0	107.0
Domestic tobacco	213.0	213.0	0.0
International tobacco	96.0	203.0	107.0
Pharmaceutical	-15.0	-15.0	0.0
Foods	8.0	8.0	0.0

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	Previous forecast	Revised forecast	Change
Sales volume	168.0	168.0	0.0

Excludes sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	Previous forecast	Revised forecast	Change
Tobal sales volume	258.0	380.0	122.0
GFB sales volume*	-	202.0	-
JPY/USD rate	115.00	120.00	5.00

*GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

2. Consolidated financial outlook for fiscal year ending March 31, 2008 compared to the reults of previous fiscal year

(JPY billion)

	FY 03/2007	Revised forecast	Change
Net sales including excise tax	4,769.3	6,410.0	1,640.6
Excluding imported tobacco	3,553.1	5,181.0	1,627.8
EBITDA	464.6	574.0	109.3
Operating income	331.9	419.0	87.0
Recurring profit	312.0	382.0	69.9
Net income	210.7	256.0	45.2
Return on Equity	11.3%	12.2%	0.9%pt

(JPY billion)

	FY 03/2007	Revised forecast	Change
Capital expenditures	102.1	146.0	43.8
Domestic tobacco	55.2	64.0	8.7
International tobacco	32.0	55.0	22.9
Pharmaceutical	3.0	3.0	0.0
Foods	4.8	6.5	1.6
Other businesses	8.0	17.0	8.9

Consolidated financial outlook by business segment (JPY billion)

	FY 03/2007	Revised forecast	Change
Net sales including excise tax	4,769.3	6,410.0	1,640.6
Domestic tobacco	3,416.2	3,398.0	-18.2
Excluding imported tobacco	2,200.0	2,169.0	-31.0
International tobacco	999.6	2,650.0	1,650.3
Pharmaceutical	45.4	44.0	-1.4
Foods	286.5	298.0	11.4
EBITDA	464.6	574.0	109.3
Domestic tobacco	326.4	300.0	-26.4
International tobacco	112.6	252.0	139.3
Pharmaceutical	-8.1	-11.5	-3.3
Foods	12.0	12.5	0.4
Operating income	331.9	419.0	87.0
Domestic tobacco	245.3	213.0	-32.3
International tobacco	81.0	203.0	121.9
Pharmaceutical	-11.2	-15.0	-3.7
Foods	6.7	8.0	1.2

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	FY 03/2007	Revised forecast	Change
Sales volume	174.9	168.0	-6.9

Excludes sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	2006	Revised forecast	Change
Tobal sales volume	240.1	380.0	139.9
GFB sales volume*	146.8	202.0	55.2
JPY/USD rate	116.38	120.00	3.62

*GFB of FY 3/2007: Winston, Camel, Mild Seven
GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* **Original measurement Basis** = JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
* **New measurement Basis** = JT original products + JTI products for the Japan market

Domestic Tobacco Business Results

1. Quarterly Sales Volume (billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	50.5	48.5	48.1	42.2	189.4
FY 03/2007	54.0	36.8	44.6	39.3	174.9
FY 03/2008	42.7				

* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

2. Quarterly Retail Price Sales (billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	694.7	664.2	658.2	578.0	2,595.2
FY 03/2007	740.3	547.5	664.6	587.0	2,539.5
FY 03/2008	636.7				

* Retail price sales = sales volume * fixed retail price.
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

3. Quarterly Net Sales Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11,715	11,653	11,657	11,667	11,674
FY 03/2007	11,663	12,677	12,688	12,699	12,371
FY 03/2008	12,698				

* Net sales per thousand cigarettes
  = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes (JPY)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,901	3,845	3,849	3,857	3,864
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,845	3,846	3,849	3,857	3,849
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056				

* Net sales excluding excise tax per thousand cigarettes
  = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	69.6	65.4	65.3	65.2	66.4
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	66.1	65.5	65.3	65.2	65.5
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9				

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	10.6	11.7	12.2	12.5	11.7
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11.3	11.7	12.2	12.5	11.9
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9				

(2) JT Share in 1mg Tar Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	55.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	59.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0			

2. Menthol

(1) JT Menthol Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.1	6.5	6.6	6.7	7.0
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	6.3	6.5	6.6	6.7	6.5
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2				

(2) JT Share in Menthol Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	45.1	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	34.7	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9			

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.8	5.1	5.4	5.9	6.3
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	5.1	5.2	5.4	5.9	5.4
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6				

(2) JT Share in JPY 320 or above Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	39.1	22.2	23.1	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	22.6	22.3	23.2	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5			

* JPY 300 or above until Apr-Jun. 2006

4. Quarterly D-spec Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	0.91	1.24	1.78	3.12	1.72
FY 03/2007	4.12	3.84	3.85	4.34	4.04
FY 03/2008	4.41				

* Pianissimo and Premier have been sold as D-spec products since March 2006.
  Bevel Flair have been sold as D-spec products since December 2006.

Japan Tobacco Inc. Clinical development (as of August 9, 2007)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase1(JPN)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase1(Overseas)	Obesity	DGAT1 inhibitor	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 -DGAT1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	

Changes from the previous announcement on April 27, 2007:

Development of JTT-551 was terminated.
JTT-553 entered into clinical trial stage overseas.
JTT-651 entered into clinical trial stage in Japan.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Announces its First-Quarter Consolidated Financial Results and Gallaher Integration Plan

TOKYO, August 9, 2007 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its consolidated financial results for the first quarter that ended June 30, 2007, and the Gallaher integration plan.

1. Overview of the Consolidated Three-Month Financial Results

- Net sales for the domestic tobacco business decreased 13.0 percent and operating income decreased 23.5 percent, due mainly to a surge in demand in the same period last year ahead of price increases related to an increase in tobacco excise taxes.

- JT's international tobacco business[1] remained the driving force of profit growth for the JT Group, achieving strong organic growth of 25.3 percent in net sales, and an increase of 59.0 percent in operating income compared to the same period in the previous year. Gallaher's business[2] results are not consolidated in JT's first quarter results.

- JT's consolidated net sales decreased 5.4 percent compared to the same period last year, primarily due to the performance of the domestic tobacco business. Operating income decreased 8.6 percent and net income decreased 15.2 percent compared to the same period in the previous year.

- JT management revised its net sales and earnings forecasts for the fiscal year ending March 31, 2008, reflecting the incorporation of the Gallaher business into JT's international tobacco business. Forecasted net sales for the year were revised upward from ¥4.89 trillion to ¥6.41 trillion. Forecasted operating income and net income were revised from ¥312.0 billion to ¥419.0 billion and from ¥186.0 billion to ¥256.0 billion respectively.

"Over the last 100 days, we have successfully formulated an integration plan for the Gallaher business which will create synergies for future business growth and position us for even greater expansion as a leading company in the global tobacco industry," said Hiroshi Kimura, President and CEO of JT. "We continue to invest heavily in building brand equity, with a focus on Mild Seven, and as a result have seen signs of growth momentum in JT's domestic market share. I'm very proud to say that each of our businesses has been performing strongly toward the objectives of our medium term management plan 'JT2008.'"

[1] The results of the international tobacco business from January to March 2007 were incorporated into JT's consolidated financial results for the quarter that ended June 30, 2007.

[2] Gallaher's business was not incorporated into JT's international tobacco business during the first quarter that ended March 31, 2007, as JT's acquisition of Gallaher completed on April 18, 2007.

2. Consolidated Financial Results for the First Quarter that Ended June 30, 2007

Units: Billions of Yen

	1Q FY03/2007	1Q FY03/2008	Net change (%)
Net sales	1,289.5	1,219.7	-5.4
Operating income	102.0	93.3	-8.6
Net income	76.2	64.6	-15.2

3. Results by Business Segment

➢ Domestic Tobacco Business

	1Q FY03/2007	1Q FY03/2008	Net change (%)
Net sales (billions of yen)	985.2	856.7	-13.0
Operating income (billions of yen)	81.5	62.4	-23.5
Sales volume[3] (billions of cigarettes)	54.0	42.7	-21.0

A surge in demand ahead of the price increase, following the tobacco excise tax hikes in July of last year, had a negative impact on sales volume in the first quarter. As a result, net sales and operating income decreased by 13.0 percent and 23.5 percent respectively.

This year marks the 30th anniversary of Mild Seven, and JT has invested aggressively in the brand, including intensified sales promotions with a focus on box products and the national launch of "Mild Seven Super Lights 100's Box." As a result of these efforts, JT's domestic market share has shown signs of growth momentum.

➢ International Tobacco Business

	January - March 2006	January - March 2007	Net change (%)
Net sales (billions of yen)	217.5	272.5	25.3
Operating income (billions of yen)	18.5	29.4	59.0
Total sales volume (billions of cigarettes)	52.1	57.7	10.8

In the first quarter that ended March 31, 2007[4], JT's international tobacco business continued its growth momentum. This was led mainly by Winston in Russia, Spain, Turkey, Ukraine and Iran; Camel in Spain and France.

[3] Sales volume from both domestic duty free and the "China Division" were not incorporated in the above figures, which totaled 0.8 billion cigarettes in the first quarter that ended June 30, 2007.

[4] The results of the international tobacco business from January to March 2007 were incorporated into JT's consolidated financial results for the quarter that ended June 30, 2007. Gallaher's business was not incorporated into JT's international tobacco business during the first quarter that ended March 31, 2007, as JT's acquisition of Gallaher completed on April 18, 2007.

Total sales volume continued a strong and balanced growth of 10.8 percent to 57.7 billion cigarettes. Net sales including tax grew 25.3 percent, and operating income increased by 59.0 percent compared to the same period in the previous year.

This success was due mainly to the company's strong top-line growth and the repositioning of Winston in 2006 to address the impact of the tobacco excise tax hikes in the Spanish market.

➢ **Pharmaceutical Business**

Units: Billions of Yen

	1Q FY03/2007	1Q FY03/2008	Net change (%)
Net sales	11.7	11.2	-4.8
Operating income	-2.0	-2.9	-

In the first quarter, two of the company's new compounds, "JTT-553" and "JTT-651," entered into the clinical trial stage, while the development of "JTT-551" was terminated.

During the period, increased sales by Torii Pharmaceutical Co., Ltd., a JT subsidiary, had a positive impact on the business' net sales. However, the absence of a one-time sales increase from the licensing of a new drug candidate in preclinical study in Japan to GlaxoSmithKline in the same period last year, had a negative impact on the business' net sales.

As a result, net sales decreased by 4.8 percent, while operating income posted a ¥2.9 billion loss, due in part to an increase in R&D expenditure, compared to the same period in the previous year.

➢ **Foods Business**

Units: Billions of Yen

	1Q FY03/2007	1Q FY03/2008	Net change (%)
Net sales	70.2	73.9	5.2
Operating income	1.9	1.3	-26.8

JT's foods business has shown solid progress. The company's beverage business showed a steady expansion of vending machine sales channels. The processed foods business saw growth in its overall business scale, including the enhancement of its frozen processed foods and chilled processed foods product lines. As a result, net sales increased 5.2 percent compared to the same period in the previous year.

Operating income for the period decreased 26.8 percent due in part to an increase in expenses.

JT

4. Outlook for the Fiscal Year Ending March 31, 2008 (Consolidated)

JT management has revised its forecasts for net sales and earnings for the fiscal year ending March 31, 2008, taking into account the integration of Gallaher's business into JT's international tobacco business.

Units: Billions of Yen

	FY03/2007 Actual (A)	FY03/2008 Previous Forecast (B)	FY03/2008 Updated Forecast (C)	Change from FY03/2007 Actual (C-A)	Change from FY03/2008 Previous Forecast (C-B)
Net sales	4,769.3	4,890.0	6,410.0	1,640.6	1,520.0
Operating income	331.9	312.0	419.0	87.0	107.0
Net income	210.7	186.0	256.0	45.2	70.0

Note: This forecast does not reflect the impact of amortization of trademarks and others, related to the acquisition of Gallaher. The forecast will be revised once the purchase–price–allocation is finalized.

Please refer to the attached data sheet for the assumptions used for the forecast.

5. Overview of the Integration Plan for Gallaher

JT announced today that planning for the integration of Gallaher has been successfully completed.

The integration of Gallaher into the company's international tobacco business will create new opportunities for top-line growth, while generating significant synergies from the merging of the two businesses.

JT aims to achieve annual cost saving synergies of more than US$300 million by the end of 2010. These synergies will be achieved through programs such as headquarter integration, procurement and manufacturing footprint optimization, and sales and distribution efficiency. Many of these measures will be implemented by the end of 2009.

In addition, JT is confident that the combined international business will deliver top-line synergies of at least US$100 million by the end of 2010, and will pursue even greater top-line synergies in the future. These synergies will be achieved through the application of a more competitive and balanced brand portfolio across a greater number of markets.

JTI will continue to focus and invest consistently in its Global Flagship Brands (GFB), which now include Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie and Glamour. The company will also broaden its business base, increasing the number of markets which generate EBITA in excess of US$50 million.

JTI will proceed with the rapid and smooth integration of Gallaher, with the goal of exceeding an average annual growth of 10 percent in EBITDA for the three subsequent years following 2008.

Please refer to the attached sheet for additional details regarding the integration plan.

JT

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

Overview of Consolidated Financial Results for the FY ended June 30, 2007
(JT International & Gallaher Integration Plan)

August 9, 2007

JT

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

2

JT

Contribution from Integration of JT International & Gallaher

JT

Growth Trajectory of International Tobacco Business

1985~1998
Withdrew from export-centered business and sought serious overseas development

2000~2006
Consistent application of core strategies drives 6 consecutive years of double-digit EBITDA growth

2007~
Significantly enhanced scale positions JT for future growth as a leading global tobacco company

May 1999
Acquired RJR Nabisco's international tobacco business for US$7.83 billion

April 2007
Acquired Gallaher Group for approx. £7.5 billion



FY 3/2000
FY 3/2007
FY 3/2008 e
278.0 BN cigarettes
380.5 BN cigarettes
418.4 BN cigarettes
548.0 BN cigarettes
30.7%

Note: The forecast for the FY 3/2008 includes approx. 8.5 months of the f-Gallaher business.

JT

Realignment of Global Tobacco Companies



1998
Philip Morris
BAT
RJR Nabisco
JT
Rothmans
Reemtsma
Seita
Tabacalera
Gallaher
Imperial
0
200
400
600
800
1,000 (BNU)
2006
Altria
BAT
(BAT+Rothmans)
JT
Gallaher
(JT+RJRInternational+Gallaher)
Imperial (Imperial+Reemtsma)
Gallaher (Gallaher+Austria Tabak+LD)
Altadis (Seita+Tabacalera)
0
2,000
4,000
6,000
8,000
10,000 (BNU)

Source: Companies' report, JT

1999	BAT acquired Rothmans. JT acquired RJR International. Seita merged with Tabacalera and founded Altadis.
2000	Gallaher acquired Liggett-Ducat.
2001	Gallaher acquired Austria Tabak.
2002	Imperial acquired Reemtsma.
2007	JT acquired Gallaher.

JT

Major Tobacco Companies' Share

1998
Total Volume (1) : 5,372 BN

2006
Total Volume (1) : 5,585 BN



Philip Morris 17.6%
BAT 13.3%
RJR Nabisco 5.5%
JT(2) 5.2%
Rothmans 3.5%
Reemtsma 2.2%
Seita 1.1%
Tabacalera(3) 1.0%
Gallaher 0.8%
Imperial 0.7%



Altria 18.2%
BAT 12.3%
New JT Group 10.8%
JT(2) 7.5%
Gallaher 3.3%
Imperial(3) 3.3%
Altadis 2.1%

Source: Companies' Report, The Maxwell Report
(1): The Maxwell Report "Top World Cigarette Market Leaders 1998"
(2): FY 3/1999
(3): FY 9/1998

Source: Companies' Report, The Maxwell Report
(1): The Maxwell Report "Top World Cigarette Market Leaders 2005"
(2): FY 3/2007
(3): FY 9/2006

JT

Maximizing Synergies

- **Integration Plan**
  - New Executive Committee members announced on closing day
  - Integration Steering Committee manages approx. 50 projects
  - Only 100 days for plan development (RJRI: approx. 8 months)

- **Synergies**
  - Annual cost saving synergies over USD 300 million by 2010
  - Additional top-line synergies of at least USD 100 million by 2010, with opportunities for greater synergies exceeding the level of cost-saving in the future

JT

New JTI's Roles & Focus

New JTI is, and will continue to be

Solidifying a role as the profit growth engine of the JT Group

Exploiting opportunities for top-line growth

Executing integration plan quickly

JT

Toward Sustainable Growth

- **EBITDA growth* of JTI**

*EBITDA: before royalty payment to JT, excluding Japan
**Forecasts for 2006(Ref.) and 2007: USGAAP/IFRS pro-forma basis
***2007Forecasts: like-for-like basis with hypothetical full year Gallaher contribution



(USD MM)
3,000
2,500
2,000
1,500
1,000
500
0
1,090
2,455
Gallaher
2,640
2006
2006 (Ref.)**
2007e***
(Forex for 2006: USD/GBP = 1.84)

Quickly integrate Gallaher and exceed 10% CAGR EBITDA growth

- **Full-term Forecasts for FY 3/2008 will reflect significant increase in both sales and profits.**

9

JT

Consolidated Financial Results for Q1 FY 3/2008

JT

Results for Q1 FY 3/2008

Summary of Performance

- Progress towards the achievement of the mid-term management plan "JT2008", despite sales and profit decline mainly due to last-minute demand in the previous year.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales incl. Taxes	1,289.5	1,219.7	-69.8 (-5.4%)
Sales excl. Taxes	544.5	526.2	-18.2 (-3.3%)
EBITDA	134.1	126.6	-7.5 (-5.6%)
Operating Income	102.0	93.3	-8.7 (-8.6%)
Recurring Profit	103.5	92.4	-11.0 (-10.6%)
Net Income	76.2	64.6	-11.6 (-15.2%)

JT

Results for Q1 FY 3/2008

Domestic Tobacco Business

Both sales and profits declined mainly due to last-minute demand in the previous year.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales excl. Taxes	338.7	285.5	-53.1 (-15.7%)
EBITDA	101.0	82.6	-18.3 (-18.2%)
Operating Income	81.5	62.4	-19.1 (-23.5%)

(Unit: billion cigarettes)

Sales Volume of JT Products	54.0	42.7	-11.3 (-21.0%)

Market Share of JT Products ※

※ New Basis =JT original products + JTI products for the Japan market (Camel, Winston, Salem, etc.)



(%)
67
66
65
64
63
65.5
64.5
64.9
JT Products
34
33
32
31
30
32.9
31.3
31.6
Mild Seven Family
Q1 Q2 Q3 Q4
FY 3/2006
Q1 Q2 Q3 Q4
FY 3/2007
Q1
FY 3/2008

JT

Results for Q1 FY 3/2008

International Tobacco Business

EBITDA grew 41.0% as top-line growth accelerated.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales excl. Taxes	119.0	150.2	31.1 (+26.2%)
EBITDA	25.9	37.9	11.9 (+45.9%)
Operating Income	18.5	29.4	10.9 (+59.0%)

Exchange Rate (JPY/USD)	116.98	119.45	2.47

(Reference) Before royalty payment to JT (Unit: USD million)

EBITDA	249	351	102 (+41.0%)

Total sales volume of international tobacco business (Unit: BNU)



59
58
57
56
55
54
53
52
51
50
49
+10.8%
52.1
57.7
1Q FY3/2007
1Q Fy3/2008

Note: Results of international tobacco business are for Jan.- Mar.2007.

JT

Results for Q1 FY 3/2008

Pharmaceutical Business

Decrease in profits mainly due to non recurring income generated in previous year, coupled with a rise in R&D expenses.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales	11.7	11.2	-0.5 (-4.8%)
EBITDA	-1.2	-2.1	-0.8 -
Operating Income	-2.0	-2.9	-0.9 -

Clinical development (as of August 9,2007)

Code	Indication	Stage
JTT-705(oral)	Dyslipidemia	Japan: Phase1
JTT-130(oral)	Hyperlipidemia	Japan: Phase2 Overseas: Phase2
JTK-303(oral)	HIV	Japan: Phase1
JTT-302(oral)	Dyslipidemia	Overseas: Phase2
JTT-305(oral)	Osteoporosis	Japan: Phase2 Overseas: Phase1
JTT-552(oral)	Hyperuricemia	Japan: Phase1
JTT-553(oral)	Obesity	Overseas: Phase1
JTT-651(oral)	Type 2 diabetes mellitus	Japan Phase1

Starting overseas clinical test of Obesity treatment, JTT-553

Starting clinical test of Diabetes mellitus treatment, JTT-651

JT

Results for Q1 FY 3/2008

* **Foods Business**

Despite sales growth through scale expansion within the beverage and processed foods businesses, profits decline due to increasing costs.

(Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales	70.2	73.9	3.6 (+5.2%)
EBITDA	3.5	2.5	-1.0 (-28.9%)
Operating Income	1.9	1.3	-0.5 (-26.8%)



Roots
"AROMA BLACK BOTTLE"



"Obento Daininki" Series
"Mini Harumaki"

15

JT

Full-term Forecasts for FY 3/2008

JT

Full-term Forecasts for FY 3/2008

International Tobacco Business

(The financial contribution of Gallaher is approximately 8.5 months of the full year.) (Unit: JPY billion)

	FY 3/2007 Actual(A)	FY 3/2008 Initial Forecast(B)	FY 3/2008 Revised Forecast(C)	Change from Initial Forecast (C-B)	Change from FY 3/2007 Actual (C-A)
Sales Incl. Taxes	999.6	1,130.0	2,650.0	1,520.0 (+134.5%)	1,650.3 (+165.1%)
EBITDA	112.6	127.0	252.0	125.0 (+98.4%)	139.3 (+123.7%)
Operaitng Income	81.0	96.0	203.0	107.0 (+111.5%)	121.9 (+150.4%)

(Reference) Before royalty payment to JT (Unit: USD million)

EBITDA	1,090	1,250	2,250	1,000 (+80.0%)	1,160 (+106.4%)

[Major Assumptions]

Total Sales Volume (BNU)	240.1	258.0	380.0	122.0 (+47.3%)	139.9 (+58.3%)
GFB Sales Volume (BNU)	146.8	-	202.0	- -	55.2 (+37.6%)
Exchange Rate (JPY/USD)	116.38	115.00	120.00	5.00	3.62

Note1: Initial figures of international tobacco business are f JTI forecasts for Jan.-Dec. 2007, revised forecast includes approx. 8.5 months of the f Gallaher business
Note2: This forecast does not reflect the impact of amortization of trademarks and others, related to the acquisition of Gallaher.
This forecast will be revise once the purchase-price-allocation is finalized.
Note3: GFB of FY 3/2007. Winston, Camel, Mild Seven
GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

17

JT

Goodwill and Trademarks accompanied by Gallaher Acquisition

Basics

- Goodwill
  - = Acquisition Price – (Tangible Asset + Intangible Asset – Debt)
    (approx. GBP 7.5billion) (Assessing fair value) [Intangible Asset: Including Trademarks and others] [Debt: Including Integration cost]
- Amortization of Goodwill:
  Beginning from FY 3/2009, assuming for 20 years
  In addition, amortization of goodwill due to RJRI acquisition will resume from FY 3/2009.
- Amortization of Trademarks and others:
  Beginning from FY 3/2008, amortization period is under review
  Fair value of Gallaher-specific brands and others, together with amortization period, will be assessed by financial announcement for Q2 FY 3/2008.

Reflection on Consolidated B/S

Preliminary value of goodwill will be disclosed as part of the financial announcement for Q2 FY 3/2008.
(B/S of international tobacco business will be consolidated as of end June)

Consolidated dividend payout ratio

Payout ratio will be based on net income before goodwill amortization due to Gallaher and RJRI acquisition.

18

JT

Refinancing progress (As of July end, 2007)



Acquisition Price (Excluding Gallaher debt):
approx. GBP 7.5 billion (approx. JPY 1.72 trillion)
Bridge Loan
(Syndication)
GBP 1.9 billion
Fully repaid in June
Bridge Loan
(Mizuho Bank)
JPY 450 billion
Outstanding as of July 31:
JPY 150 billion
Cash
approx.
JPY 820 billion
Loan from Banks & Cash
(Overseas)
GBP 1.9 billion equivalent
Straight Bond
(Issued in July)
JPY 150 billion
Used to repay bridge loan
Loan from Japanese Financial Institutions
JPY 150 billion (Projected)
Banks & insurance companies
Cash (in Japan)
JPY 150 billion
Used to repay bridge loan in May/July

JT

Full-term Forecasts for FY 3/2008

- **Consolidated Financial Forecast**

  Both sales and profits are expected to increase dramatically as a result of revisions to international tobacco business forecast.

(Unit: JPY billion)

	FY 3/2007 Actual(A)	FY 3/2008 Initial Forecast(B)	FY 3/2008 Revised Forecast(C)	Change from Initial Forecast(C-B)	Change from FY 3/2007 Actual(C-A)
Sales incl. Taxes	4,769.3	4,890.0	6,410.0	1,520.0 (+31.1%)	1,640.6 (+34.4%)
EBITDA	464.6	449.0	574.0	125.0 (+27.8%)	109.3 (+23.5%)
Operating Income	331.9	312.0	419.0	107.0 (+34.3%)	87.0 (+26.2%)
Recurring Profit	312.0	282.0	382.0	100.0 (+35.5%)	69.9 (+22.4%)
Net Income	210.7	186.0	256.0	70.0 (+37.6%)	45.2 (+21.5%)

Note1: Initial figures of international tobacco business are JTI forecasts for Jan.-Dec. 2007, revised forecast includes approx. 8.5 months of the Gallaher business

Note2: This forecast does not reflect the impact of amortization of trademarks and others, related to the acquisition of Gallaher.
This forecast will be revised once the purchase-price-allocation is finalized.

JT

JT International & Gallaher Integration Plan

Leveraging opportunities for top-line growth


[Greater Scale]
Stronger position as the World's 3rd largest tobacco company
Top-line growth opportunities
Operating efficiencies
[Enhanced Capabilities]
Greater expertise in Virginia blend technology
Other tobacco product (OTP) technology
Enhanced retail presence
[Complementary Geographies]
A more balanced international business
A competitive, balanced portfolio across markets and price segments

New JTI's Roles & Focus

New JTI is, and will continue to be

Solidifying a role as the profit growth engine of the JT Group

Exploiting opportunities for top-line growth

Executing integration plan quickly

<<Basic Strategy of New JTI>>

- Building and nurturing **outstanding brands**
- Enhancing **productivity**
- **Developing people** as a corner stone of our success
- **Behaving responsibly as a corporation**
- **Driving continuous improvement** in everything we do

JT

New Global Flagship Brand Portfolio

Opportunities for Top Line Growth

- **Engine** — Winston, CAMEL
- **Stronghold** — MILD SEVEN, SILK CUT, LD
- **Future Potential** — Glamour

Represents approximately 50% of total sales volume in 2006

JT

Broadening the Base for Growth



SOM in the 11 core markets of f-JTI (2006)
Taiwan
Russia
18.5
Malaysia
18.2
Ukraine
Spain
Canada
Italy
Turkey
France
Korea
(Iran)
N/A
0 5 10 15 20 25 30 35 40 (%)



SOM in the major markets of new JTI (2006)
Ireland #1
Kazakhstan #2
Austria #1
Canary Islands #1
UK #2
Sweden #1
Taiwan 37.5 #1
Russia 33.9 #1
Ukraine #2
Romania #2
Spain
Malaysia 18.2 #2
Italy
France
Greece
Canada
Turkey 11.2
Benelux 10.9
(Iran) N/A #1
0 5 10 15 20 25 30 35 40 45 50 55 (%)
f-JTI
f-Gallaher

Source: AC Nielsen, JT

25

JT

Broadening the Base for Growth

- Number of markets exceeding USD 50 million EBITA



3 markets
6 markets
16 markets
2000
2006
2007e

26

JT

Synergies

- **Annual cost saving synergies over USD 300 million by 2010**
  - HQ integration
  - Procurement and manufacturing footprint optimization
  - Sales and distribution efficiency
- **Annual top-line synergies at least USD 100 million by 2010, with opportunities for greater synergies exceeding the level of cost-saving in the future**
  - A more competitive and balanced brand portfolio
  - Broadened geographic base
  - Increased scale in markets where presence duplicated

Forecast

- **2007 Forecast**

(billion cigarettes)

	2006	2007	Change	
Volume	240.1	380.0	139.9	58.3%
GFB Volume	146.8	202.0	55.2	37.6%

(USD million)

Net Sales before tax	8,590	22,100	13,510	157.3%
Net Sales after tax	4,729	9,000	4,271	90.3%
EBITDA*	1,090	2,250	1,160	106.4%

Note1: This forecast includes approx. 8.5 months of the f-Gallaher business.
Note2: This forecast will be revised as a result of purchace-price-allocation.
Note3: GFB in 2006: Winston, Camel, and Mild Seven
GFB in 2007: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, and Glamour

- **JTI will exceed 10% CAGR EBITDA* growth over the next three years (2008-2010)**

Reference:
2007 Forecast, like-for-like basis with hypothetical full year Gallaher contribution.
Total Volume : 425.0 billion cigarettes EBITDA* in 2007 : USD 2,640 million**

* EBITDA: EBITDA before royalty payment to JT ** USGAAP/IFRS pro-forma basis

1. Breakdown of net sales (unit: JPY billion)

	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
Net sales including excise tax	1,289.5	1,219.7	-69.8
Domestic tobacco	985.2	856.7	-128.4
Excluding imported tobacco	639.4	552.9	-86.4
International tobacco *	217.5	272.5	54.9
Net sales excluding excise tax(Excluding imported tobacco)	421.6	423.3	1.7
Domestic tobacco	215.7	182.5	-33.2
International tobacco *	119.0	150.2	31.1
Pharmaceutical	11.7	11.2	-0.5
Foods	70.2	73.9	3.6
Beverages	47.5	48.3	0.8
Processed foods	22.7	25.5	2.8
Others	4.6	5.3	0.6

* International tobacco business: 3 months ended Mar. 2007

2. Leaf tobacco reappraisal profit / loss * (unit: JPY billion)

	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
Leaf tobacco reappraisal profit / loss	2.8	-1.0	-3.8

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
SG&A	138.2	145.4	7.1
Personnel *	37.8	41.4	3.6
Advertising and general publicity	4.7	4.3	-0.4
Sales promotion	26.7	30.3	3.5
R&D	10.0	10.2	0.1
Depreciation and amortization	14.2	14.1	-0.1
Others	44.6	44.9	0.3

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment *1 (unit: JPY billion)

	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
Consolidated EBITDA	134.1	126.6	-7.5
Operating income	102.0	93.3	-8.7
Depreciation and amortization *2	32.0	33.2	1.1
Domestic tobacco EBITDA	101.0	82.6	-18.3
Operating income	81.5	62.4	-19.1
Depreciation and amortization *2	19.4	20.2	0.7
International tobacco EBITDA *3	25.9	37.9	11.9
Operating income	18.5	29.4	10.9
Depreciation and amortization *2	7.4	8.4	0.9
Pharmaceutical EBITDA	-1.2	-2.1	-0.8
Operating income	-2.0	-2.9	-0.9
Depreciation and amortization *2	0.7	0.7	0.0
Foods EBITDA	3.5	2.5	-1.0
Operating income	1.9	1.3	-0.5
Depreciation and amortization *2	1.6	1.1	-0.5
Others EBITDA	4.9	6.1	1.2
Operating income	1.9	3.1	1.2
Depreciation and amortization *2	2.9	2.9	0.0

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	249	351	102

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco business: 3 months ended Mar. 2007

5. Amortization relating to major acquisitions (unit: JPY billion)

	3 months ended Jun. 2006	3 months ended Jun. 2007	Years to amortize	Termination
JT International	8.6	8.1	-	-
Trademark rights (owned by JT)	7.3	7.3	10	Apr-09
Patents (owned by JT)	1.0	0.4	8	Apr-07
Goodwill*	0.2	0.2	20	Mar-25

* Effective from the fiscal year ended Mar. 2002, amortization of goodwill of JT International ceased due to the adoption of a new accounting pronouncement by JT International. Since then, the goodwill is subject to being tested for impairment annually. From the fiscal year ended Mar. 2006, amortization of a part of this goodwill allocated to the domestic tobacco business started over 20 years.

6.Capital expenditure (unit: JPY billion)

	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
Capital expenditures	20.5	26.4	5.9
Domestic tobacco	10.2	15.5	5.2
International tobacco *	5.7	6.8	1.0
Pharmaceutical	0.7	0.3	-0.3
Foods	1.4	1.2	-0.1
Others	2.4	2.9	0.4

* International tobacco business: 3 months ended Mar. 2007

7. Cash and cash equivalents * (unit: JPY billion)

	As of end of Mar. 2007	As of end of Jun. 2007	Change
Cash and cash equivalents	1,185.6	248.0	-937.6

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt * (unit: JPY billion)

	As of end of Mar. 2007	As of end of Jun. 2007	Change
Interest-bearing debt	219.2	983.0	763.7

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
JT sales volume* (billion cigarettes)	54.0	42.7	-11.3
Total demand (billion cigarettes)	82.6	65.8	-16.7
JT market share	65.5%	64.9%	- 0.6%pt
JT net sales before tax per 1,000 cigarettes (JPY)	11,663	12,698	1,035
JT net sales after tax per 1,000 cigarettes (JPY)	3,852	4,056	204

* Sales volume of domestic duty-free and China division is excluded, which was 0.8 billion for 3 months ended Jun. 2006 and 0.8 billion for 3 months ended Jun. 2007, respectively.

<International tobacco business>	3 months ended Mar. 2006	3 months ended Mar. 2007	Change
Total sales volume (billion cigarettes)	52.1	57.7	5.6
JPY/USD rate for consolidation (JPY)	116.98	119.45	2.47

<Pharmaceutical business>	3 months ended Jun. 2006	3 months ended Jun. 2007	Change
R&D expenses (parent company) (JPY billion)	5.2	5.5	0.3

<Foods business - Beverage business>	As of end of Mar. 2007	As of end of Jun. 2007	Change
Number of beverage vending machines *	250,500	253,000	2,500
JT-owned	38,000	37,000	-1,000
Combined	66,000	68,000	2,000

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

1. Consolidated financial outlook for fiscal year ending March 31, 2008 compared to the forecast as of April 2007

(JPY billion)

	Previous forecast	Revised forecast	Change
Net sales including excise tax	4,890.0	6,410.0	1,520.0
Excluding imported tobacco	3,661.0	5,181.0	1,520.0
EBITDA	449.0	574.0	125.0
Operating income	312.0	419.0	107.0
Recurring profit	282.0	382.0	100.0
Net income	186.0	256.0	70.0
Return on Equity	9.3%	12.2%	2.9%pt

(JPY billion)

	Previous forecast	Revised forecast	Change
Capital expenditures	126.0	146.0	20.0
Domestic tobacco	64.0	64.0	0.0
International tobacco	35.0	55.0	20.0
Pharmaceutical	3.0	3.0	0.0
Foods	6.5	6.5	0.0
Other businesses	17.0	17.0	0.0

Consolidated financial outlook by business segment (JPY billion)

	Previous forecast	Revised forecast	Change
Net sales including excise tax	4,890.0	6,410.0	1,520.0
Domestic tobacco	3,398.0	3,398.0	0.0
Excluding imported tobacco	2,169.0	2,169.0	0.0
International tobacco	1,130.0	2,650.0	1,520.0
Pharmaceutical	44.0	44.0	0.0
Foods	298.0	298.0	0.0
EBITDA	449.0	574.0	125.0
Domestic tobacco	300.0	300.0	0.0
International tobacco	127.0	252.0	125.0
Pharmaceutical	-11.5	-11.5	0.0
Foods	12.5	12.5	0.0
Operating income	312.0	419.0	107.0
Domestic tobacco	213.0	213.0	0.0
International tobacco	96.0	203.0	107.0
Pharmaceutical	-15.0	-15.0	0.0
Foods	8.0	8.0	0.0

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	Previous forecast	Revised forecast	Change
Sales volume	168.0	168.0	0.0

Excludes sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	Previous forecast	Revised forecast	Change
Tobal sales volume	258.0	380.0	122.0
GFB sales volume*	-	202.0	-
JPY/USD rate	115.00	120.00	5.00

*GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

2. Consolidated financial outlook for fiscal year ending March 31, 2008 compared to the reults of previous fiscal year

(JPY billion)

	FY 03/2007	Revised forecast	Change
Net sales including excise tax	4,769.3	6,410.0	1,640.6
Excluding imported tobacco	3,553.1	5,181.0	1,627.8
EBITDA	464.6	574.0	109.3
Operating income	331.9	419.0	87.0
Recurring profit	312.0	382.0	69.9
Net income	210.7	256.0	45.2
Return on Equity	11.3%	12.2%	0.9%pt

(JPY billion)

	FY 03/2007	Revised forecast	Change
Capital expenditures	102.1	146.0	43.8
Domestic tobacco	55.2	64.0	8.7
International tobacco	32.0	55.0	22.9
Pharmaceutical	3.0	3.0	0.0
Foods	4.8	6.5	1.6
Other businesses	8.0	17.0	8.9

Consolidated financial outlook by business segment (JPY billion)

	FY 03/2007	Revised forecast	Change
Net sales including excise tax	4,769.3	6,410.0	1,640.6
Domestic tobacco	3,416.2	3,398.0	-18.2
Excluding imported tobacco	2,200.0	2,169.0	-31.0
International tobacco	999.6	2,650.0	1,650.3
Pharmaceutical	45.4	44.0	-1.4
Foods	286.5	298.0	11.4
EBITDA	464.6	574.0	109.3
Domestic tobacco	326.4	300.0	-26.4
International tobacco	112.6	252.0	139.3
Pharmaceutical	-8.1	-11.5	-3.3
Foods	12.0	12.5	0.4
Operating income	331.9	419.0	87.0
Domestic tobacco	245.3	213.0	-32.3
International tobacco	81.0	203.0	121.9
Pharmaceutical	-11.2	-15.0	-3.7
Foods	6.7	8.0	1.2

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	FY 03/2007	Revised forecast	Change
Sales volume	174.9	168.0	-6.9

Excludes sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	2006	Revised forecast	Change
Tobal sales volume	240.1	380.0	139.9
GFB sales volume*	146.8	202.0	55.2
JPY/USD rate	116.38	120.00	3.62

*GFB of FY 3/2007: Winston, Camel, Mild Seven
GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

- Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
- **Original measurement Basis**= JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
- **New measurement Basis** = JT original products + JTI products for the Japan market

Domestic Tobacco Business Results

1. Quarterly Sales Volume (billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	50.5	48.5	48.1	42.2	189.4
FY 03/2007	54.0	36.8	44.6	39.3	174.9
FY 03/2008	42.7				

- The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

2. Quarterly Retail Price Sales (billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	694.7	664.2	658.2	578.0	2,595.2
FY 03/2007	740.3	547.5	664.6	587.0	2,539.5
FY 03/2008	636.7				

- Retail price sales = sales volume * fixed retail price.
- The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

3. Quarterly Net Sales Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11,715	11,653	11,657	11,667	11,674
FY 03/2007	11,663	12,677	12,688	12,699	12,371
FY 03/2008	12,698				

- Net sales per thousand cigarettes
  = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000
- The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes (JPY)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,901	3,845	3,849	3,857	3,864
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,845	3,846	3,849	3,857	3,849
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056				

- Net sales excluding excise tax per thousand cigarettes
  = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	69.6	65.4	65.3	65.2	66.4
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	66.1	65.5	65.3	65.2	65.5
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9				

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	10.6	11.7	12.2	12.5	11.7
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11.3	11.7	12.2	12.5	11.9
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9				

(2) JT Share in 1mg Tar Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	55.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	59.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0			

2. Menthol

(1) JT Menthol Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.1	6.5	6.6	6.7	7.0
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	6.3	6.5	6.6	6.7	6.5
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2				

(2) JT Share in Menthol Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	45.1	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	34.7	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9			

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.8	5.1	5.4	5.9	6.3
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	5.1	5.2	5.4	5.9	5.4
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6				

(2) JT Share in JPY 320 or above Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	39.1	22.2	23.1	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	22.6	22.3	23.2	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5			

- JPY 300 or above until Apr-Jun. 2006

4. Quarterly D-spec Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	0.91	1.24	1.78	3.12	1.72
FY 03/2007	4.12	3.84	3.85	4.34	4.04
FY 03/2008	4.41				

- Pianissimo and Premier have been sold as D-spec products since March 2006.
  Bevel Flair have been sold as D-spec products since December 2006.

Japan Tobacco Inc. Clinical development (as of August 9, 2007)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase1(JPN)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase1(Overseas)	Obesity	DGAT1 inhibitor	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 -DGAT1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	

Changes from the previous announcement on April 27, 2007:

Development of JTT-551 was terminated.
JTT-553 entered into clinical trial stage overseas.
JTT-651 entered into clinical trial stage in Japan.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Reports International Tobacco Business Results for January - June 2007

Tokyo, August 9, 2007 -- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its international tobacco business results for the six-month period between January 1 and June 30, 2007.

In the first half that ended June 30, 2007, JT International (JTI), JT's international tobacco business operation, increased its sales volume by 40.2 percent to 159.3 billion cigarettes compared to the same period last year. These results include Gallaher business acquired on April 18, 2007.

The organic growth momentum of JTI's pre-acquisition business continued, achieving 10.9 percent growth in sales volume compared to the same period last year.

Following the acquisition of Gallaher, JTI's Global Flagship Brands (GFB) now consist of eight brands - Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie, and Glamour. Total GFB sales volume for the first half year amounted to 88.3 billion units.

Winston, Camel and Mild Seven registered a combined growth of 13.9 percent compared to the same period last year. This increase was driven by Winston in Russia, Spain, Turkey and Ukraine; Camel in Spain, France, Ukraine, Russia and Italy; and Mild Seven in Korea and Russia.

GFB performance also reflects the additional contribution of Benson & Hedges and Silk Cut in the UK and Ireland; LD in Russia and Kazakhstan; Sobranie in Kazakhstan; and Glamour in Russia, Ukraine and Kazakhstan following the acquisition.

Net sales including tax increased 90.4 percent to US$7.705 billion, and net sales excluding tax amounted to US$3.362 billion, an increase of 51.8 percent from the previous year. Net sales per thousand cigarettes, excluding tax, rose 8.3 percent to US$21.1.

JT

International Tobacco Business Results for January – June 2007

(2007 Apr-Jun results are preliminary)

	2006			2007		
	Jan-Mar	Apr-Jun	Total	Jan-Mar	Apr-Jun	Total
Total sales volume (billions of cigarettes)	52.1	61.6	113.7	57.7	101.6	159.3
GFB sales volume (billions of cigarettes)	31.6	36.7	68.3	35.5	52.8	88.3
Net sales, including tax (millions of US$)	1,860	2,187	4,047	2,282	5,423	7,705
Net sales, excluding tax (millions of US$)	1,018	1,197	2,214	1,258	2,104	3,362
Net sales per thousand cigarettes, excluding tax (US$)	19.5	19.4	19.5	21.8	20.7	21.1

Note:

1. Gallaher results are incorporated from April 18, 2007 onward.
2. All net sales information excludes the distribution businesses acquired as part of the Gallaher transaction.
3. In the above table, GFB sales volumes are based on the new GFB definition. Accordingly, GFB sales volumes during the pre-acquisition period include Winston, Camel and Mild Seven only.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

END